Mail Stop 4561

May 20, 2008

Mr. Lawrence D. Bain
Chief Executive Officer
Prolink Holdings Corp.
410 S. Benson Lane
Chandler, Arizona 85224

Re: Prolink Holdings Corp.
          Form 10-KSB for the Fiscal Year Ended December 31, 2007
          Filed April 15, 2008
          Form 10-Q for the Quarterly Period Ended March 31, 2008
          Filed May 15, 2008
          File No. 0-25007

Dear Mr. Bain:

        We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB Filed for the Fiscal Year Ended December 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operation

Result of Operations

System Sales, page 23

1.   We note the termination of your relationship with Elumina and your disclosure
        that you are actively seeking a replacement distributor and anticipate seeing
        results from that search in late 2008 or early 2009. Tell us why you did not
        discuss the impact of this termination on your expected operating results during
        2008 and beyond. Refer to Section III.B. of SEC Release No. 33-6835.

Item 7. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Accounts Receivable, page F-8

2.   Explain to us the nature of your transactions between your customers and the
        third-party lenders which require the maintenance of minimum reserve
        requirements. In addition, explain your involvement in securing this financing
        and how maintaining these reserves affect your revenue recognition.

Revenue Recognition, page F-9

3.   Identify the revenue recognition guidance that you follow for system sales. As
        part of your response, describe your typical system sale transactions and explain
        to us how you comply with the recognition guidance including accounting for
        multiple elements and customer financing. Currently, it is unclear to us whether
        your system sales are accounted for under SAB 104, SOP 97-2, SFAS 13 or some
        combination of each.

4.   Please explain to us how you determined that the appropriate revenue recognition
        criteria were met in order to recognize international revenues upon shipment from
        your contract manufacturer. As part of your response, address your former
        international distributor's intent and ability to pay your fees at that point in the
        process.

Form 10-Q Filed for the Period Ended March 31, 2008

Item 1. Financial Statements

Condensed Consolidated Financial Statements

Statement of Cash Flows, page 5

5.   We note within the financing activities section the proceeds received from the
        Laurus factoring agreement. Explain to us the meaning of the term "factoring" as
        used in this context and describe the accounting implications of this agreement.

Notes to Consolidated Financial Statements

Note 14. Sales and Marketing and Financing Agreements

E-Z-Go Sales and Marketing Agreement, pages 16-17

6.   Tell us the amount and age of the past due receivable from E-Z-Go. In addition,
        tell us whether you have established any allowance and whether the receivable is
        long or short-term. Include in your response a discussion of why you believe that
        you will recover these amounts.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief